EXHIBIT 12

3M COMPANY

AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Three months
	ended
	March 31,	Year	Year	Year	Year	Year
	2006	2005	2004	2003	2002	2001
EARNINGS

Income before income taxes, minority interest, and cumulative effect of accounting change*	$1,355	$4,828	$4,303	$3,448	$2,775	$1,988

Add:

Interest expense	26	101	88	103	100	143

Interest component of the ESOP benefit expense	2	10	12	14	16	18

Portion of rent under operating leases representative of the interest component	17	64	60	53	45	39

Less:
Equity in undistributed income of 20-50% owned companies	1	4	6	7	10	5

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$1,399	$4,999	$4,457	$3,611	$2,926	$2,183

FIXED CHARGES

Interest on debt	25	94	78	93	100	150

Interest component of the ESOP benefit expense	2	10	12	14	16	18

Portion of rent under operating leases representative of the interest component	17	64	60	53	45	39

TOTAL FIXED CHARGES	$44	$168	$150	$160	$161	$207

RATIO OF EARNINGS TO FIXED CHARGES	31.8	29.8	29.7	22.6	18.2	10.5

* As discussed in Note 1 to the Consolidated Financial Statements, effective January 1, 2006, 3M adopted SFAS No.123R. Since 3M elected to use the modified retrospective method prior periods have been restated, resulting in a reduction in earnings and in the ratio of earnings to fixed charges. 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc. 2002 and 2001 include net pre-tax losses of $202 million and $504 million, respectively, primarily related to the restructuring.